   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 14, 2002

                                                      REGISTRATION NO. 333-73310
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 2

                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                                  PROXIM, INC.
             (Exact name of Registrant as specified in its charter)
                             ---------------------

                     DELAWARE                                           777-0059429
          (State or other jurisdiction of                            (I.R.S. Employer
          incorporation or organization)                          Identification Number)

                               510 DEGUIGNE DRIVE
                          SUNNYVALE, CALIFORNIA 94086
                                 (408) 731-2700
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                             ---------------------
                                 DAVID C. KING
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               510 DEGUIGNE DRIVE
                          SUNNYVALE, CALIFORNIA 94086
                                 (408) 731-2700
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                                   COPIES TO:
                             JEFFREY D. SAPER, ESQ.
                              ROBERT G. DAY, ESQ.

                             ALLISON L. BERRY, ESQ.

                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                              PALO ALTO, CA 94304
                                 (650) 493-9300
                              FAX: (650) 493-6811
                             ---------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(a) MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 SUBJECT TO COMPLETION, DATED FEBRUARY 14, 2002


PROSPECTUS

                                 439,994 SHARES

                                  PROXIM, INC.

                                  COMMON STOCK

                             ---------------------

     This prospectus relates to the public offering, which is not being underwritten, of up to 439,994 shares of our common stock which is held by some of our current stockholders. The selling stockholders identified in this prospectus acquired their shares of our common stock in a private transaction in which Proxim acquired Card Access, Inc., a Utah corporation.

     The prices at which such stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares.


     Our Common Stock is listed on the Nasdaq National Market under the symbol "PROX." On February 13, 2002, the closing price for our Common Stock was $4.42 per share.


                             ---------------------


     INVESTING IN THE COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4.


                             ---------------------

     THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------


               The date of this Prospectus is             , 2002.

     No person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offering made hereby, and if given or made, such information or representations must not be relied upon as having been authorized by Proxim, Inc. (referred to in this prospectus as "Proxim," the "Company" and "we"), any selling stockholder or by any other person. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not lawfully be made.

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
WHERE YOU CAN FIND MORE INFORMATION.........................    1
PROXIM......................................................    1
RECENT DEVELOPMENTS.........................................    2
FORWARD-LOOKING STATEMENTS..................................    3
RISK FACTORS................................................    4
USE OF PROCEEDS.............................................   24
SELLING STOCKHOLDERS........................................   24
PLAN OF DISTRIBUTION........................................   25
INDEMNIFICATION OF DIRECTORS AND OFFICERS...................   26
LEGAL MATTERS...............................................   26
EXPERTS.....................................................   26

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public conference rooms. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13a, 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until our offering is completed.

     (1) Proxim's Annual Report on Form 10-K, for the year ended December 31, 2000 as filed with the Commission on February 7, 2001;

     (2) Proxim's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, as filed with the Commission on May 15, 2001;

     (3) Proxim's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, as filed with the Commission on August 14, 2001;

     (4) Proxim's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, as filed with the Commission on November 14, 2001;


     (5) Proxim's Current Reports on Form 8-K, filed with the Commission on March 9, 2001, March 16, 2001, March 23, 2001, November 28, 2001,
         January 17, 2002 and February 14, 2002;


     (6) The description of our Common Stock contained in our Registration Statement on Form 8-A, filed with the Commission on October 21, 1993.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

        Keith E. Glover
        Vice President, Finance and Chief Financial Officer
        Proxim, Inc.
        510 DeGuigne Drive
        Sunnyvale, California 94086
        (408) 731-2700

     You should rely only on the information incorporated by reference or provided in this prospectus or the prospectus supplement. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or the prospectus supplement is accurate as of any date other than the date on the front of the document.

                                     PROXIM

     Proxim designs and builds wireless broadband networking solutions for the enterprise, service provider and home markets. The Harmony product family is based on a multi-standard architecture designed to work with any wireless technology. Harmony also offers a range of design-in modules for OEMs. The Stratum product family offers a range of broadband access solutions and building-to-building networking connectivity for enterprises and service providers. The Symphony product family offers easy-to-use, inexpensive wireless networking for homes. The Farallon product family provides a broad range of Ethernet, HPNA and wireless solutions for small businesses and schools. Proxim is a member of the Wireless Ethernet Compatibility

Alliance and a Promoter of the Home Radio Frequency Working Group along with Compaq, Siemens, Motorola, National Semiconductor and other companies.


                              RECENT DEVELOPMENTS



     On January 16, 2002, Proxim and Western Multiplex Corporation ("Western Multiplex") issued a joint press release announcing that they had signed a definitive merger agreement. Pursuant to the merger agreement, in the merger, a newly-formed wholly owned subsidiary of Western Multiplex will merge into Proxim, with Proxim surviving the merger as a wholly owned subsidiary of Western Multiplex. As a result of the merger, each share of Proxim common stock will be converted into the right to receive 1.8896 shares of Class A common stock of Western Multiplex. Immediately following the merger, the combined company will change its name to "Proxim Corporation" and be listed on the Nasdaq National Market under the trading symbol "PROX." The boards of directors of Proxim and Western Multiplex have each unanimously approved the merger. The consummation of the merger is contingent upon adoption of the merger agreement by the stockholders of Proxim, approval of the issuance of shares of Western Multiplex common stock to be issued in the merger by the stockholders of Western Multiplex, regulatory approvals and other customary closing conditions set forth in the merger agreement. The merger is intended to qualify as a tax-free reorganization under Section 368 of the Internal Revenue Code of 1986, as amended. It is anticipated that, assuming all conditions to the merger are satisfied, the merger will occur and the closing will be held during the second calendar quarter of 2002.



     On February 1, 2002, Western Multiplex filed a registration statement with the Securities and Exchange Commission, or SEC, containing a preliminary joint proxy statement/prospectus regarding the merger. Investors and security holders of Proxim and Western Multiplex are urged to read the preliminary joint proxy statement/prospectus filed with the SEC on February 1, 2002 and the definitive joint proxy statement/ prospectus to be filed by Western Multiplex and Proxim when it becomes available, and any other relevant materials filed by Proxim or Western Multiplex with the SEC because they contain, or will contain, important information about Proxim, Western Multiplex and the merger. The definitive joint proxy statement/ prospectus will be sent to the security holders of Proxim and Western Multiplex seeking their approval of the proposed transaction. The preliminary joint proxy statement/prospectus filed with the SEC on February 1, 2002, the definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Proxim or Western Multiplex with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from the parties.



     In addition to the joint proxy statement/prospectus, Proxim and Western Multiplex file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Proxim or Western Multiplex at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Proxim's and Western Multiplex's filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.



     Proxim, Western Multiplex and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the security holders of Proxim and Western Multiplex in favor of the merger. The directors and executive officers of Proxim and their beneficial ownership of Proxim stock are set forth in the proxy statement for the 2001 annual meeting of Proxim. The directors and executive officers of Western Multiplex and their beneficial ownership of Western Multiplex common stock are set forth in the proxy statement for the 2001 annual meeting of Western Multiplex. In addition, certain executive officers of Proxim have entered or will enter into employment agreements with Western Multiplex in connection with the merger, certain directors of Proxim will become directors of the combined company upon completion of the merger, the unvested options to acquire Western Multiplex common stock held by certain executive officers of Western Multiplex will vest and become exercisable in connection with the merger and Western Multiplex will provide indemnification and director and officer liability insurance coverage to the directors and executive officers of Proxim following the merger. Security holders of Western Multiplex and

Proxim may obtain additional information regarding the interests of the foregoing people by reading the joint proxy statement/prospectus.



     On January 22, 2002, Proxim reported revenue of $16,701,000 and $85,536,000 for the unaudited fourth quarter and fiscal year ended December 31, 2001, respectively. Loss for the fourth quarter was $16,002,000 or $0.53 per share and loss for the fiscal year 2001 was $107,799,000 or $3.87 per share. These amounts reflect a restructuring charge of $12,635,000 recorded during the fourth quarter of 2001 related to a reduction in workforce and the closing of some of its facilities. This fourth quarter 2001 restructuring charge included $1,400,000 related to severance payments and closed facilities lease costs during the quarter, and $11,235,000 related to closed facilities lease commitments, net of estimated future sublease receipts for the closed facilities. In addition, revenue levels were affected, in part, by reduced ability to ship products to international customers in cases where collectability, based on a number of factors, could not be reasonably assured.


                           FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated herein by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results could differ materially from those expressed or forecasted in any such forward-looking statements as a result of certain factors, including those set forth in "Risk Factors," as well as those noted in the documents incorporated herein by reference. In connection with forward-looking statements which appear in these disclosures, investors should carefully review the factors set forth in this prospectus under "Risk Factors."

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

     If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline and you could lose all or part of your investment.


     This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.



     As described herein in the section entitled "Recent Developments," Proxim entered into a merger agreement with Western Multiplex Corporation on January 16, 2002. Completion of the merger is subject to approvals of the stockholders of each of Proxim and Western Multiplex, regulatory approvals and other customary closing conditions. The following risk factors relate to the business of Proxim, the merger between Proxim and Western Multiplex and the business of the combined company following the merger. For risks about Western Multiplex's business, see its Registration Statement on Form S-4 filed on February 1, 2002 and its Form 10-K for the year ended December 31,2000 and subsequent Forms 10-Q and Forms 8-K.



                            RISKS RELATING TO PROXIM



WE ARE NOT PROFITABLE AND MAY NOT BE PROFITABLE IN THE FUTURE.



     We had a net loss from continuing operations of approximately $91,797,000 for the nine months ended September 30, 2001. We cannot assure you that our revenue will increase or continue at current levels or that we will achieve profitability or generate cash from operations in future periods. In view of the rapidly evolving nature of our business and our limited history in producing many of our current products, period-to-period comparisons of operating results are not necessarily meaningful and you should not rely on them as indicating what our future performance will be.



     We expect that we will continue to incur significant sales, marketing, product development and administrative expenses. As a result, we will need to generate significant revenue to achieve profitability and we cannot assure you that we will achieve or maintain profitability in the future. Any failure to significantly increase our revenue as we implement our product and distribution strategies would harm our business, operating results and financial condition.



WE HAVE A LIMITED OPERATING HISTORY WITH SOME OF OUR CURRENT PRODUCT LINES, WHICH MAKES YOUR EVALUATION OF OUR BUSINESS DIFFICULT.



     We have been producing our 802.11a and HomeRF 2.0 products for a limited amount of time. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in developing industries, particularly companies in relatively new and rapidly evolving markets. These risks include:



     - an evolving and unpredictable business model;



     - uncertain acceptance of new products and services;



     - competition; and



     - challenges in managing growth.



     We cannot assure you that we will succeed in addressing these risks. If we fail to do so, our revenue and operating results could be materially harmed.

WE MAY EXPERIENCE FLUCTUATIONS IN OPERATING RESULTS AND MAY NOT BE ABLE TO ADJUST SPENDING IN TIME TO COMPENSATE FOR ANY UNEXPECTED REVENUE SHORTFALL, WHICH MAY CAUSE OUR OPERATING RESULTS TO FALL BELOW EXPECTATIONS OF SECURITIES ANALYSTS AND INVESTORS.



     Our operating results may fluctuate significantly in the future as a result of a variety of factors, many of which will be outside our control. We may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in revenues in relation to planned expenditures could materially harm our operating results and financial condition, and may cause operating results to fall below the expectations of securities analysts and investors. If this happens, the trading price of our common stock could decline significantly.



     Factors that may harm operating results include:



     - the effectiveness of our distribution channels and the success in maintaining our current distribution channels and developing new distribution channels;



     - our ability to effectively manage the development of new business segments and markets;



     - the sell-through rate of our Symphony HomeRF products through consumer retail channels;



     - market adoption of radio frequency, or RF, standards-based products (such as those compliant with the HomeRF, IEEE 802.11b, IEEE 802.11a, or Bluetooth specifications);



     - difficulties in expanding and conducting international operations;



     - general economic conditions and economic conditions specific to the wireless communications industry;



     - changing market demand for, and declines in the average selling prices of, our products;



     - the timing of and delays or cancellations of significant orders from major customers;



     - the loss of one or more of our major customers;



     - the cost, availability and quality of components from our suppliers;



     - the cost, availability, and quality of assemblies from contract and subcontract manufacturers;



     - the lengthy sales and design-in cycles for original equipment manufacturer, or OEM, products;



     - delays in the introduction of our new products;



     - competitive product announcements and introductions;



     - market adoption of new technologies;



     - the mix of products sold;



     - management of retail channel inventories;



     - excess and obsolete inventories related to evolving product technologies and industry standards;



     - the failure to anticipate changing customer product requirements;



     - seasonality in demand;



     - manufacturing capacity and efficiency; and



     - changes in the regulatory environment, product health and safety concerns.



     Historically, we have not operated with a significant order backlog and a substantial portion of our revenues in any quarter has been derived from orders booked and shipped in that quarter. Accordingly, a significant component of revenue expectations will be based almost entirely on internal estimates of future demand and not on firm customer orders. Planned operating expense levels are relatively fixed in the short term and are based in large part on these estimates. If orders and revenue do not meet expectations, our operating results could be materially adversely affected. In this regard, in the second quarter of 2001 we experienced a decrease in revenue and recorded a $44 million provision for excess and obsolete inventory due primarily to a sudden decrease in demand for our products and unexpected and significant decline in our forecasted revenue. In the third quarter of 2001, we recorded a provision of $6.0 million for excess and obsolete inventory. In addition, days sales outstanding in receivables increased from 66 days at December 31, 2000 to 97 days during the nine months ended September 30, 2001 and we recorded a $4.5 million charge to increase the allowance for doubtful accounts at September 30, 2001. Similarly, in the third quarter of 1997, we experienced a decrease in revenue and an operating loss as a result of a significant decrease in orders from two of our major customers. We can offer no assurance that we will not experience future quarter to quarter decreases in revenue or quarterly operating losses. In addition, due to the timing of orders from OEM customers, we have often recognized a substantial portion of our revenue in the last month of a quarter. As a result, minor fluctuations in the timing of orders and the shipment of products have caused, and may in the future cause, operating results to vary significantly from quarter to quarter.



COMPETITION WITHIN THE WIRELESS NETWORKING INDUSTRY IS INTENSE AND IS EXPECTED TO INCREASE SIGNIFICANTLY. OUR FAILURE TO COMPETE SUCCESSFULLY COULD MATERIALLY HARM OUR PROSPECTS AND FINANCIAL RESULTS.



     The wireless local area networking and building to building markets are extremely competitive and we expect that competition will intensify in the future. Increased competition could adversely affect our business and operating results through pricing pressures, the loss of market share and other factors. The principal competitive factors affecting wireless local area networking and fixed wireless markets include the following: data throughput; effective RF coverage area; interference immunity; network security; network scalability; price; integration with voice technology; wireless networking protocol sophistication; ability to support industry standards; roaming capability; power consumption; product miniaturization; product reliability; ease of use; product costs; product features and applications; product time to market; product certifications; changes to government regulations with respect to each country served and related to the use of radio spectrum; brand recognition; OEM partnerships; marketing alliances; manufacturing capabilities and experience; effective distribution channels; and company reputation.



     We could be at a disadvantage to competitors, particularly Agere Systems (formerly part of Lucent Technologies) and Cisco Systems that have broader distribution channels, brand recognition, extensive patent portfolios and more diversified product lines. We have several competitors in our commercial wireless business, including without limitation Agere Systems, Alvarion (the merger of Breezecom and Floware), Cisco Systems (which acquired Aironet Wireless Communications), Enterasys, Intersil, Nokia, Symbol Technologies, Western Multiplex (with whom we have agreed to merge) and 3COM.



     We also face competition from a variety of companies that offer different technologies in the emerging home networking market, including several companies developing competing wireless networking products. Additionally, numerous companies have announced their intention to develop competing products in both the commercial wireless and home networking markets, including several Asia-based companies offering low-price IEEE 802.11b products. We could also face future competition from companies that offer products which replace network adapters or offer alternative communications solutions, or from large computer companies, PC peripheral companies, as well as other large networking equipment companies. Furthermore, we could face competition from certain of our OEM customers, which have, or could acquire, wireless engineering and product development capabilities, or might elect to offer competing technologies. For example, in the first quarter of 2001, Intel Corporation, a HomeRF OEM customer, announced that it would offer IEEE 802.11b products for its next generation of consumer wireless networking devices. This announcement resulted in a decrease in the market price of our common stock. We can offer no assurance that we will be able to compete successfully against these competitors or those competitive pressures we face will not adversely affect our business or operating results.



     Many of our present and potential competitors have substantially greater financial, marketing, technical and other resources with which to pursue engineering, manufacturing, marketing, and distribution of their products. These competitors may succeed in establishing technology standards or strategic alliances in the wireless LAN and building to building markets, obtain more rapid market acceptance for their products, or otherwise gain a competitive advantage. We cannot assure you that we will succeed in developing products or technologies that are more effective than those developed by our competitors. Furthermore, we compete with companies that have high volume manufacturing and extensive marketing and distribution capabilities, areas in which we have only limited experience. We can offer no assurance that the combined company will be able to compete successfully against existing and new competitors as the wireless LAN market evolves and the level of competition increases.



WIRELESS NETWORKING MARKETS ARE SUBJECT TO RAPID TECHNOLOGICAL CHANGE AND TO COMPETE, WE MUST CONTINUALLY INTRODUCE NEW PRODUCTS THAT ACHIEVE BROAD MARKET ACCEPTANCE.



     The wireless communications industry is characterized by rapid technological change, short product life cycles and evolving industry standards. To remain competitive, we must develop or gain access to new technologies in order to increase product performance and functionality, reduce product size and maintain cost-effectiveness.



     Our success is also dependent on our ability to develop new products for existing and emerging wireless communications markets, to introduce such products in a timely manner and to have them designed into new products developed by OEM customers. The development of new wireless networking products is highly complex, and, from time to time, we have experienced delays in developing and introducing new products. Due to the intensely competitive nature of our business, any delay in the commercial availability of new products could materially and adversely affect our business, reputation and operating results. In addition, if we are unable to develop or obtain access to advanced wireless networking technologies as they become available, or are unable to design, develop and introduce competitive new products on a timely basis, or are unable to hire or retain qualified engineers to develop new technologies and products, our future operating results would be materially and adversely affected.



     We have expended substantial resources in developing products that are designed to conform to the IEEE 802.11 standards and the HomeRF specification. We can offer no assurance, however, that our IEEE 802.11 compliant products and our Symphony HomeRF products will have a meaningful commercial impact. In this regard, we recorded a provision for excess and obsolete inventory, including purchase commitments, totaling $44.0 million during the second quarter of 2001, of which $37.5 million related to an additional excess inventory charge and $6.5 million related to purchase commitments, and another provision totaling $6.0 million during the third quarter of 2001, of which $4.0 million related to an additional excess inventory charge and $2.0 million related to purchase commitments. In the second quarter of 2000, we recorded a charge of $1,859,000 to cost of sales related to first generation IEEE 802.11 inventories.



     In 1999, the IEEE approved a new 2.4 GHz wireless LAN standard, designated as 802.11b. Based on direct sequence spread spectrum technology, this new standard increased the nominal data rate from 2 Mbps to 11 Mbps. In October 2000, we began to offer 802.11b products sourced from a third party developer and manufacturer, and there can be no assurance that our products will be competitive in the market. In addition, we are developing higher-speed frequency hopping technology based on the FCC Part 15 rule change adopted in August 2000 that will allow for wider band hopping channels and increase the data rate from
1.6 Mbps to up to 10 Mbps. There can be no assurance that we will be able to complete our development of 10 Mbps frequency hopping products in a timely manner, or that any such new products will compete effectively with IEEE 802.11b standard compliant products.



     In 1999, a group of computer and telecommunications industry leaders, led by Ericsson, began developing a short range RF method to connect mobile devices without cables called Bluetooth. Based on low power 2.4 GHz frequency hopping spread spectrum technology, numerous organizations are planning to deploy Bluetooth technology in a wide variety of mobile devices such as cellular telephones, notebook computers and handheld computers. We have not developed products that comply with Bluetooth. While Bluetooth technology is available to develop or acquire in the market, there can be no assurance that we will develop or acquire such technology, or that if we do develop or acquire such technology, that our products will be competitive in the market.

     In 2000, the IEEE approved a new 5 GHz wireless LAN standard designated as 802.11a. This new standard is based on Orthogonal Frequency Division Multiplexing, or OFDM, technology with multiple data rates ranging from below 10 Mbps to approximately 50 Mbps. In 1999, the European Telecommunications Standards Institute Project BRAN (Broadband Radio Access Networks) committee approved a new 5 GHz wireless LAN standard designated as HiperLAN2, also based on OFDM technology. We are currently shipping initial commercial units of 802.11a products, and certain competitors have announced their intention to ship 802.11a products during the fourth quarter of 2001. In August 2001, we acquired Card Access, Inc., a developer of 802.11a wireless networking products and we are working to develop products based on the 801.11a standard, but there can be no assurance that our 802.11a products will have a meaningful commercial impact.



     The IEEE is evaluating a number of improvements and enhancements to the 802.11a at 5 GHz and 802.11b at 2.4 GHz standards. The 802.11g proposal is a high speed extension of 802.11b, offering up to 54 Mbps of throughput, that is expected to be approved during 2002 and commercial products are expected to be available by early 2003. The 802.11e proposal is a quality of service enhancement to the 802.11a and 802.11b protocol for streaming multimedia support. The 802.11i proposal addresses enhanced security for both 802.11a and 802.11b. The 802.11h proposal addresses dynamic frequency selection and transmit power control for worldwide radio regulation.



     In addition, we are a core member of the HomeRF Working Group, an industry consortium that is establishing an open industry standard, called the HomeRF specification, for wireless digital communications between PCs and consumer electronic devices, including a common interface specification that supports wireless data and voice services in and around the home. We can offer no assurance that the HomeRF specification, or the Symphony HomeRF products that we have developed to comply with the specification, will have a meaningful commercial impact. Further, given the emerging nature of the wireless LAN market,we can offer no assurance that the RangeLAN2 and Symphony products and technology, or our other products or technology, will not be rendered obsolete by alternative or competing technologies.



     If we are unable to enter a particular market in a timely manner with internally developed products, we may license technology from other businesses or acquire other businesses as an alternative to internal research and development. In this regard, in 1999, we recorded a total of $5,883,000 in charges related to the acquisition of 5 GHz ultra-broadband wireless building-to-building products. In the second quarter of 2000, we recorded a charge of $491,000 related to acquisition of products that address home and small office networking requirements, as well as Apple Macintosh computer connectivity. In the third quarter of 2000, we recorded a charge of $8,040,000 related to the acquisition of HomeRF technology. In the third quarter of 2001, we recorded a charge of $1,373,000 related to the acquisition of a developer of 802.11a products.



TO REMAIN COMPETITIVE, WE WILL NEED TO EXPAND OUR OPERATIONS. FAILURE TO EFFECTIVELY MANAGE GROWTH COULD RESULT IN AN INABILITY TO SUPPORT AND MAINTAIN OUR OPERATIONS.



     We anticipate that we will need to expand our operations in order to address new market opportunities for our products. This expansion could place a significant strain on our management, operational and financial resources. We cannot assure you that:



     - our personnel, systems, procedures and controls will be adequate to support our future operations;



     - our management will be able to identify, hire, train, motivate or manage required personnel; or



     - our management will be able to successfully identify and exploit existing and potential market opportunities.



     In addition, we could experience lower earnings as a result of expenses associated with growing our operations, whether through internal development or through acquisitions.

WE DEPEND ON INTERNATIONAL SALES AND OUR ABILITY TO SUSTAIN OR EXPAND INTERNATIONAL SALES IS SUBJECT TO MANY RISKS, WHICH COULD ADVERSELY AFFECT OUR OPERATING RESULTS.



     Revenue from our shipments to customers outside the United States, principally to a limited number of distributors and OEM customers, represented 33%, 18% and 21% of total revenue during the first nine months of 2001, and calendar years 2000 and 1999, respectively. We expect that revenue from shipments to international customers will vary as a percentage of total revenue.



     There are certain risks inherent in doing business in international markets, including the following:



     - uncertainty of product acceptance by customers in foreign countries;



     - difficulty in assessing the ability to collect on orders to be shipped in an uncertain economic environment;



     - difficulty in collecting accounts receivable;



     - export license and documentation requirements;



     - unforeseen changes in regulatory requirements;



     - longer payment cycles for international distributors;



     - difficulties in staffing and managing multinational operations;



     - governmental restrictions on the repatriation of funds into the United States;



     - foreign currency fluctuations;



     - tariffs, duties taxes and other trade barriers;



     - difficulties in finding foreign licensees or joint venture partners; and



     - potential political and economic instability.



     There is a risk that such factors will harm our ability to continue to successfully operate internationally and our efforts to expand our international operations. In this regard, our revenue levels have been affected, in part, by reduced ability to ship our products to international customers in cases where collectability, based on a number of factors, could not be reasonably assured.



     While our international sales are typically denominated in U.S. dollars and we typically extend limited credit terms, fluctuations in currency exchange rates could cause our products to become relatively more expensive to customers in a particular country, leading to a reduction in sales or profitability in that country. We can offer no assurance that foreign markets will continue to develop or that we will receive additional orders to supply our products to foreign customers. Our business and operating results could be materially adversely affected if foreign markets do not continue to develop or if we do not receive additional orders to supply our products for use by foreign customers.



     To successfully expand international sales, we will need to recruit additional international sales and support personnel and expand our relationships with international distributors and value-added resellers. This expansion will require significant management attention and financial resources. We may incur these additional costs and add these management burdens without successfully expanding sales. This failure would harm our operating results.



WE DEPEND SIGNIFICANTLY ON A LIMITED NUMBER OF OEM CUSTOMERS.



     A substantial portion of our revenue has been derived from a limited number of customers, most of which are OEM customers. Sales to one customer in calendar year 2000 and 1999 represented approximately 12% and 30%, respectively. We expect that sales to a limited number of OEM customers will continue to account for a substantial portion of our revenue for the foreseeable future. We also have experienced quarter to quarter variability in sales to each of our major OEM customers and expect this pattern to continue in the future.

     Sales of many of our wireless networking products depend upon the decision of a prospective OEM customer to develop and market wireless solutions which incorporate our wireless technology. OEM customers' orders are affected by a variety of factors, including the following:



     - new product introductions;



     - regulatory approvals;



     - end-user demand for OEM customers' products;



     - product life cycles;



     - inventory levels;



     - manufacturing strategies;



     - pricing;



     - contract awards;



     - competitive situations; and



     - general economic conditions.



     For these and other reasons, the design-in cycle associated with the purchase of our wireless products by OEM customers is quite lengthy, generally ranging from six months to two years, and is subject to a number of significant risks, including customers' budgeting constraints and internal acceptance reviews, that are beyond our control. Because of the lengthy sales cycle, we typically plan our production and inventory levels based on internal forecasts of OEM customer demand, which is highly unpredictable and can fluctuate substantially.



     In addition, our agreements with OEM customers typically do not require minimum purchase quantities and a significant reduction, delay or cancellation of orders from any of these customers could materially and adversely affect our operating results. If revenue forecasted from a specific customer for a particular quarter is not realized in that quarter, our operating results for that quarter could be materially adversely affected. The loss of one or more of, or a significant reduction in orders from, our major OEM customers could materially and adversely affect our operating results or stock price. In this regard, in the first quarter of 2001, Intel Corporation, a HomeRF OEM customer, announced that it would offer IEEE 802.11b products for its next generation of consumer wireless networking devices. This announcement resulted in a decrease in the market price of our common stock. In addition, we can offer no assurance that we will become a qualified supplier for new OEM customers or that we will remain a qualified supplier for existing OEM customers.



WE PURCHASE SEVERAL KEY COMPONENTS USED IN THE MANUFACTURE OR INTEGRATION OF OUR PRODUCTS FROM SOLE OR LIMITED SOURCES.



     Certain parts and components used in our products, including our proprietary application specific integrated circuits, or ASICs, and assembled circuit boards, are only available from single sources, and certain other parts and components are only available from a limited number of sources. Our reliance on these sole source or limited source suppliers involves risks and uncertainties, including the following:



     - the possibility of a shortage or discontinuation of key components; and



     - reduced control over delivery schedules, manufacturing capability, quality, yields and costs.



     Any reduced availability of these parts or components when required could significantly impair our ability to manufacture and deliver our products on a timely basis and result in the cancellation of orders, which could materially adversely affect our operating results. In addition, the purchase of some key components involves long lead times and, in the event of unanticipated increases in demand for our products, we have in the past been, and may in the future be, unable to manufacture some products in a quantity sufficient to meet our customers' demand in any particular period. We have no guaranteed supply arrangements with our sole or limited source suppliers, do not maintain an extensive inventory of parts or components, and customarily purchase sole or limited source parts and components pursuant to purchase orders placed from time to time in the ordinary course of business. Business disruptions, production shortfalls, production quality or financial difficulties of a sole or limited source supplier could materially and adversely affect our business by increasing product costs, or reducing or eliminating the availability of parts or components. In an event like this, our inability to develop alternative sources of supply quickly and on a cost-effective basis could significantly impair our ability to manufacture and deliver our products on a timely basis and could materially adversely affect our business and operating results.



WE NEED TO EXPAND OUR LIMITED MANUFACTURING CAPABILITY AND INCREASINGLY DEPEND ON CONTRACT MANUFACTURERS FOR OUR MANUFACTURING REQUIREMENTS.



     We currently have limited manufacturing capability and no experience in large scale or foreign manufacturing. If our customers were to concurrently place orders for unexpectedly large product quantities, our present manufacturing capacity might be inadequate to meet the demand. We can offer no assurance that we will be able to develop or contract for additional manufacturing capacity on acceptable terms on a timely basis. In addition, in order to compete successfully, we will need to achieve significant product cost reductions. Although we intend to achieve cost reductions through engineering improvements, production economies, and manufacturing at lower cost locations including outside the United States, we can offer no assurance that we will be able to do so. In order to remain competitive, we also must continue to introduce new products and processes into our manufacturing environment, and we can offer no assurance that any such new products will not create obsolete inventories related to older products.



     We currently conduct our manufacturing operations for RangeLAN2, Harmony, Stratum and 900 MHz products at our corporate headquarters in Sunnyvale, California. In addition, we rely on contract and subcontract manufacturers for turnkey manufacturing and circuit board assemblies which subjects us to additional risks, including a potential inability to obtain an adequate supply of finished assemblies and assembled circuit boards and reduced control over the price, timely delivery and quality of such finished assemblies and assembled circuit boards. If our Sunnyvale facility were to become incapable of operating, even temporarily, or were unable to operate at or near our current or full capacity for an extended period, our business and operating results could be materially adversely affected.



     We currently outsource manufacturing for our HomeRF products with Flextronics International, Inc., a turnkey contract manufacturer. We expect Flextronics to provide domestic manufacturing for new product introductions and offshore manufacturing for lower-cost high-volume manufacturing of HomeRF products. In addition, we expect Flextronics to work directly with our HomeRF manufacturing license partners to manage product supply, factory capacity, product quality and manufacturability, and cost reductions. Changes in our manufacturing operations to incorporate new products and processes, or to manufacture at lower cost locations outside the United States, could cause disruptions, which, in turn, could adversely affect customer relationships, cause a loss of market opportunities and negatively affect our business and operating results.



     In addition, our reliance on a limited number of manufacturers involves a number of risks, including the risk that these manufacturers may terminate their relationship with us, may choose not to devote adequate capacity to produce our products or may delay production of our products. If any of these risks are realized, we could experience an interruption in supply, which could have an adverse impact on the timing and amount of our revenues.



     We have in the past experienced higher than expected demand for our products. This resulted in delays in the delivery of certain products due to temporary shortages of certain components, particularly components with long lead times, and insufficient manufacturing capacity. Due to the complex nature of our products and manufacturing processes, including products manufactured by our licensing partners, the worldwide demand for some wireless technology components and other factors, we can offer no assurance that delays in the delivery of products will not occur in the future.

THE AVERAGE SELLING PRICES OF OUR PRODUCTS HAVE BEEN DECLINING, AND WE MAY BE UNABLE TO ACHIEVE THE MANUFACTURING COST REDUCTIONS AND IMPROVEMENTS REQUIRED IN ORDER TO REMAIN PROFITABLE.



     The average selling prices of our products have been declining in recent years. If we do not reduce production costs and other expenses, we may not be able to offset this continuing decline and achieve or maintain profitability. We also must develop and introduce on a timely basis new systems that can be sold at higher average selling prices.



BECAUSE MANY OF OUR CURRENT AND PLANNED PRODUCTS ARE OR WILL BE HIGHLY COMPLEX, THEY MAY CONTAIN DEFECTS OR ERRORS THAT ARE DETECTED ONLY AFTER DEPLOYMENT IN COMPLEX NETWORKS AND WHICH, IF DETECTED, COULD HARM OUR REPUTATION AND RESULT IN A DECREASE IN REVENUE OR IN DIFFICULTY COLLECTING ACCOUNTS RECEIVABLE.



     Many of our products are complex and can only be fully tested when deployed in commercial networks. As a result, end-users may discover defects or errors or experience breakdowns in their networks after the products have been deployed. The occurrence of any defects or errors in these products could result in:



     - failure to achieve market acceptance and loss of market share;



     - cancellation of orders;



     - difficulty in collecting accounts receivable;



     - increased service and warranty costs;



     - diversion of resources, legal actions by customers and end-users; and



     - increased insurance costs and other losses to the combined company or to end-users.



     End-users have discovered errors in our products in the past and may discover errors in these products in the future. Because customers often delay deployment of a full system until the products have been tested by them and any defects have been corrected, these revisions caused delays in orders by our customers for our systems. Because our strategy will be to introduce more complex products in the future, this risk will intensify over time.



TO COMPETE EFFECTIVELY, WE MUST ESTABLISH AND EXPAND NEW DISTRIBUTION CHANNELS FOR OUR HOME NETWORKING PRODUCTS.



     To date, a substantial percentage of our revenue has been derived from OEM customers through our direct sales force. We sell our branded RangeLAN2 and Harmony products through domestic and international distributors. We are also establishing new distribution channels for our Symphony HomeRF family of cordless home and small office networking products. Symphony HomeRF products are currently sold through computer retailers, leading computer catalogs, and numerous on-line retail sites over the Internet, including our e-commerce Web site at www.proxim.com. In general, distributors and retailers offer products of several different companies, including products that may compete with our products. Accordingly, they may give higher priority to products of other suppliers, thus reducing their efforts to sell our products. Agreements with distributors and retailers are generally terminable at their option. Any reduction in sales efforts or termination of a relationship may materially and adversely affect our business and operating results. Use of distributors and retailers also entails the risk that they will build up inventories in anticipation of substantial growth in sales. If such growth does not occur as anticipated, they may substantially decrease the amount of product ordered in subsequent quarters. Such fluctuations could contribute to significant variations in our future operating results.



IF WE LOSE KEY PERSONNEL OR WE ARE UNABLE TO HIRE ADDITIONAL QUALIFIED PERSONNEL AS NECESSARY, WE MAY NOT BE ABLE TO EFFECTIVELY MANAGE OUR BUSINESS OR ACHIEVE OUR OBJECTIVES.



     We are highly dependent on the technical and management skills of our key employees, in particular David C. King, Chairman, President and Chief Executive Officer. We do not have employment agreements with or life insurance on the life of Mr. King. In addition, given the rapid technological change in this industry, we believe that the technical expertise and creative skills of our engineers and other personnel are crucial in determining our future success. The loss of the services of any key employee could adversely affect our business and operating results. Our success also depends in large part on a limited number of key marketing and sales employees and on our ability to continue to attract, assimilate and retain additional highly talented personnel. Competition for qualified personnel in the wireless data communications and networking industries is intense. We can offer no assurance that we will be successful in retaining our key employees or that we can attract, assimilate or retain the additional skilled personnel as required.



WE MAY HAVE DIFFICULTIES WITH OUR ACQUISITIONS AND INVESTMENTS, WHICH COULD ADVERSELY AFFECT OUR GROWTH AND FINANCIAL CONDITION.



     From time to time, we may consider new business opportunities and ventures, including acquisitions, in a broad range of areas. Any decision to pursue an acquisition or new business opportunity would be accompanied by risks, including, among others:



     - requiring us to invest a substantial amount of capital, which could materially harm our financial condition and our ability to implement its existing business strategy;



     - requiring us to issue additional equity interests, which would be dilutive to our stockholders;



     - placing additional and substantial burdens on our management personnel and its financial and operational systems;



     - the difficulty of assimilating the operations, technology and personnel of the acquired companies;



     - the potential disruption of our ongoing business;



     - the possible inability to retain key technical and managerial personnel;



     - potential additional expenses associated with amortization of purchased intangible assets or the impairment of goodwill;



     - additional expenses associated with the activities and expansion of the acquired businesses; and the possible impairment of relationships with existing employees, customers, suppliers and investors.



     We cannot assure you that we will be successful in overcoming these risks or any other problems encountered in connection with any acquisitions or investments that we may make in the future. We have an investment portfolio that includes minority equity investments in companies operating in emerging markets which we believe may be strategic to us. In particular, we have invested in various privately held companies, many of which are still in the start-up or development stage. These investments are inherently risky because the markets for the technologies, products or services of these companies are typically in the early stages and may never develop or may not develop as we anticipate. Furthermore, the value of our investments in these companies are subject to significant market price volatility. We monitor these investments for impairment and make appropriate reductions in carrying values when appropriate for "other than temporary" impairment. We evaluate each of its investment's fair value each fiscal quarter to determine whether and to what degree an investment may be impaired. If an investment is determined to be impaired, a determination is made whether such impairment is other than temporary. The factors considered vary based on the facts and circumstances regarding each company/investee. Some of the factors that may cause impairments include:



     - Stage of development for each company: from startup, to emerging, to mature businesses;



     - Nature of the investment: equity versus debt;



     - Participation by other qualified investors: corporate, venture capitalists and other qualified investors;



     - Other available sources of liquidity: bank credit facilities, lease lines and secondary debt/equity instruments;



     - Financial performance: profitability, cash flow and relative trends;

     - Financial position: cash balances, working capital, and available financing facilities; and



     - Recent fund raising: equity and debt offerings, relative terms and conditions, and share valuation parameters.



     We have recorded impairment charges related to our equity investments of $12.1 million, $2.5 million and $2.0 million during the first nine months of 2001 and calendar years 2000 and 1999, respectively. If the results of operations and financial condition of these companies continue to decline, and market conditions do not improve, we may incur additional impairment charges on this investment portfolio, or any future investments.



OUR FAILURE TO ADEQUATELY PROTECT OUR PROPRIETARY RIGHTS COULD ADVERSELY AFFECT OUR ABILITY TO COMPETE EFFECTIVELY.



     We rely on a combination of patents, trademarks, non-disclosure agreements, invention assignment agreements and other security measures in order to establish and protect our proprietary rights. We have been issued ten U.S. patents, which are important to our current business, and we have five patent applications pending in the U.S. which relate to our core technologies and product designs. We can offer no assurance that patents will issue from any of these pending applications or, if patents do issue, that the claims allowed will be sufficiently broad to protect our technology. In addition, we can offer no assurance that any patents issued to us will not be challenged, invalidated or circumvented, or that the rights granted thereunder will adequately protect us. Since U.S. patent applications are maintained in secrecy until patents issue, and since publication of inventions in the technical or patent literature tends to lag behind such inventions by several months, we cannot be certain that we first created the inventions covered by our issued patents or pending patent applications or that we were the first to file patent applications for such inventions or that we are not infringing on the patents of others. In addition, we have filed, or reserved our rights to file, a number of patent applications internationally. We can offer no assurance that any international patent application will issue or that the laws of foreign jurisdictions will protect our proprietary rights to the same extent as the laws of the United States.



     Although we intend to protect our proprietary rights vigorously, there can be no assurance that the measures we have taken or may take to protect our proprietary rights will be successful. We expect that litigation may be necessary to enforce our patents, trademarks or other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, to establish the validity of any technology licenses offered to patent infringers, to prevent the importation of infringing products into the United States, or to defend against claims of infringement. Litigation could result in substantial costs and diversion of resources and could materially and adversely affect our business and operating results. Moreover, we can offer no assurance that in the future these rights will be upheld. There can be no assurance that the measures we have taken or may take in the future will prevent misappropriation of our technology or that others will not independently develop similar products, design around our proprietary or patented technology or duplicate our products.



POSSIBLE THIRD-PARTY CLAIMS OF INFRINGEMENT OF PROPRIETARY RIGHTS AGAINST US COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, RESULTS OF OPERATION AND FINANCIAL CONDITION.



     The communications industry is characterized by a relatively high level of litigation based on allegations of infringement of proprietary rights. There can be no assurance that third parties will not assert infringement claims against us, that any such assertion of infringement will not result in litigation or that we would prevail in such litigation. Furthermore, any such claims, with or without merit, could result in substantial cost and diversion of our personnel, require us to develop new technology or require to enter into royalty or licensing arrangements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, or at all. In the event of a successful claim of infringement or misappropriation against us, and our failure or inability to develop non-infringing technology or to license the infringed, misappropriated or similar technology at a reasonable cost, our business, results of operations and financial condition would be materially adversely affected. In addition, we may be obligated to indemnify our customers against claimed infringement of patents, trademarks, copyrights and other proprietary rights of third parties. Any requirement for us to indemnify our customers could have a material adverse effect on our business, results of operations and financial condition.



WE HAVE COMMENCED UNITED STATES PATENT INFRINGEMENT AND INTERNATIONAL TRADE COMMISSION LEGAL ACTIONS AGAINST A NUMBER OF OUR COMPETITORS, AND WE ARE THE SUBJECT OF COUNTER SUITS AND PATENT INFRINGEMENT COUNTERCLAIMS. SHOULD THE OUTCOME OF THIS PATENT, TRADE COMMISSION OR ANY RELATED LITIGATION BE UNFAVORABLE, WE MAY BE REQUIRED TO PAY DAMAGES AND OTHER EXPENSES, OR COULD BE ENJOINED FROM SELLING CERTAIN PRODUCTS, WHICH COULD MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION AND OPERATING RESULTS.



     We are currently involved in patent and International Trade Commission litigation with respect to alleged infringement of certain of our United States patent rights related to direct sequence wireless local area networking technology. This litigation has resulted in, and could in the future continue to result in, substantial costs and diversion of management resources. In addition, this litigation, if determined adversely to us, could result in the payment of substantial damages and/or royalties or prohibitions against utilization of essential technologies, and could materially and adversely affect our business, financial condition and operating results.



     On March 8, 2001, we filed two lawsuits for infringement of three United States Patents for wireless networking technology: one suit in the U.S. District Court for the District of Massachusetts against Cisco Systems, Incorporated and Intersil Corporation; and one suit in the U.S. District Court for the District of Delaware against 3Com Corporation, SMC, Symbol Technologies and Wayport. These suits seek an injunction against continued infringement, damages resulting from the infringement and the defendants' conduct, interest on the damages, attorneys' fees and costs, and such further relief as the respective courts deem just and appropriate.



     On March 9, 2001, we filed suit with the International Trade Commission
(ITC) in Washington, D.C. asking the ITC to stop the importation of products that infringe our patented wireless networking technology. Eight companies are identified in this action; Acer, Addtron, Ambicom, Compex, D-Link, Enterasys, Linksys and Melco. We have notified these and other companies that we believe are currently or have been infringing our patents.



     On May 9, 2001, we filed to remove Compex from the ITC complaint as Compex entered into an agreement with us to license these patents. Intersil and Agere Systems have filed motions to intervene in the proceedings before the ITC and these motions have been approved by the ITC.



     On or about April 24, 2001, Intersil Corporation and Cisco Systems, Incorporated filed suit in the U.S. District Court for the District of Delaware seeking that our patents be found invalid, unenforceable and not infringed. Intersil and Cisco are seeking damages and attorneys' fees from us based upon alleged breach of contract and unfair competition.



     On or about May 1, 2001, Symbol Technologies filed patent infringement counterclaims in the U.S. District Court for the District of Delaware alleging that we infringe four Symbol wireless LAN patents. Symbol is seeking unspecified damages and a permanent injunction against us related to these infringement claims.



     On or about May 31, 2001, Agere Systems filed suit in the U.S. District Court for the District of Delaware alleging that we infringe three Agere patents. Agere is seeking unspecified damages and a permanent injunction against us related to its infringement claims. On July 9, 2001, we filed an amended answer and counterclaim to the Agere Systems suit. We are seeking declaratory judgment for non-infringement, invalidity and unenforceability of certain Agere Systems patents, as well as damages for violation of the antitrust laws of the United States.



     On August 8, 2001, we filed an amended answer and counterclaim, further seeking damages for violation of the antitrust laws of the United States. On December 13, 2001, we filed a second amended answer and counterclaim, seeking to add Agere's parent, Agere Systems, Inc., as a party.

     On December 4, 2001, Symbol filed suit in the U.S. District Court for the District of Delaware alleging that we infringe four Symbol patents related to systems for packet data transmission. Symbol is seeking an award for unspecified damages and a permanent injunction against Proxim based on alleged patent infringement counterclaims. On December 18, 2001, we filed an answer and counterclaims seeking declaratory judgments for non-infringement, invalidity and unenforceability of the four asserted Symbol patents, injunctive and monetary relief for Symbol's infringement of one of our patents, monetary relief for Symbol's false patent marking, and injunctive and monetary relief for Symbol's unfair competition under the Lanham Act, common law unfair competition and tortious interference.



     The results of any litigation matter are inherently uncertain. In the event of any adverse decision in the described legal actions or any other related litigation with third parties that could arise in the future with respect to patents or other intellectual property rights relevant to our products, we could be required to pay damages and other expenses, to cease the manufacture, use and sale of infringing products, to expend significant resources to develop non-infringing technology, or to obtain licenses to the infringing technology. These matters are in the early stages of litigation and, accordingly, we cannot make any assurance that these matters will not materially and adversely affect our business, financial condition or operating results.



COMPLIANCE WITH GOVERNMENTAL REGULATIONS IN MULTIPLE JURISDICTIONS WHERE WE SELL OUR PRODUCTS IS DIFFICULT AND COSTLY.



     In the United States, we are subject to various Federal Communications Commission, or FCC, rules and regulations. Current FCC regulations permit license-free operation in certain FCC-certified bands in the radio spectrum. Our spread spectrum wireless products are certified for unlicensed operation in the 902-928 MHz, 2.4-2.4835 GHz, 5.15-5.35 GHz and 5.725-5.825 GHz frequency bands.
Operation in these frequency bands is governed by rules set forth in Part 15 of the FCC regulations. The Part 15 rules are designed to minimize the probability of interference to other users of the spectrum and, thus, accord Part 15 systems secondary status in the frequency. In the event that there is interference between a primary user and a Part 15 user, a higher priority user can require the Part 15 user to curtail transmissions that create interference. In this regard, if users of our products experience excessive interference from primary users, market acceptance of our products could be adversely affected, which could materially and adversely affect our business and operating results. The FCC, however, has established certain standards that create an irrefutable presumption of noninterference for Part 15 users and we believe that our products comply with such requirements. We can offer no assurance that the occurrence of regulatory changes, including changes in the allocation of available frequency spectrum, changes in the use of allocated frequency spectrum, or modification to the standards establishing an irrefutable presumption for unlicensed Part 15 users, would not significantly affect our operations by rendering current products obsolete, restricting the applications and markets served by our products or increasing the opportunity for additional competition.



     Our products are also subject to regulatory requirements in international markets and, therefore, we must monitor the development of spread spectrum and other radio frequency regulations in certain countries that represent potential markets for our products. While there can be no assurance that we will be able to comply with regulations in any particular country, the combined company will design our RangeLAN2, RangeLAN-DS, Harmony, Symphony and Symphony HomeRF products to minimize the design modifications required to meet various 2.4 GHz international spread spectrum regulations. In addition, we will seek to obtain international certifications for the Symphony and Symphony HomeRF product line in countries where there is a substantial market for home PCs and Internet connectivity. Changes in, or the failure by us to comply with, applicable domestic and international regulations could materially adversely affect our business and operating results. In addition, with respect to those countries that do not follow FCC regulations, we may need to modify our products to meet local rules and regulations.



     Regulatory changes by the FCC or by regulatory agencies outside the United States, including changes in the allocation of available frequency spectrum, could significantly affect our operations by restricting our development efforts, rendering current products obsolete or increasing the opportunity for additional competition. In September 1993 and in February 1995, the FCC allocated additional spectrum for personal communications services. In January 1997, the FCC authorized 300 MHz of additional unlicensed frequencies in the 5 GHz frequency range in Part 15 Subpart E which regulates U-NII devices operating in the 5.15-5.35 GHz and 5.725-5.825 GHz frequency bands. In August 2000, the FCC issued an amendment to Part 15 that changed the way allocated frequencies are utilized by frequency hopping spread spectrum systems. In May 2001, the FCC issued a proposal to revise its rules for 2.4 GHz spread spectrum systems and to allow new digital transmission technologies to operate pursuant to the same rules as spread spectrum systems. In addition, the Commission also granted a blanket interim waiver to allow new digital technologies that meet the existing rules for direct sequence spread spectrum systems to obtain FCC equipment certification prior to the adoption of final rules in this proceeding. These approved changes could create opportunities for other wireless networking products and services. There can be no assurance that new regulations will not be promulgated, that could materially and adversely affect our business and operating results.



     OUR STOCK PRICE MAY BE EXTREMELY VOLATILE.



     Recently, the price of our common stock has been volatile. We believe that the price of our common stock may continue to fluctuate, perhaps substantially, as a result of factors including:



     - announcements of developments relating to our business;



     - fluctuations in our operating results;



     - general conditions in the wireless communications industry;



     - general national and international economic conditions or the worldwide economy;



     - a shortfall in revenue or earnings from securities analysts' expectations or other changes in financial estimates by securities analysts;



     - announcements of technological innovations or new products or enhancements by us, our OEM customers or our competitors;



     - developments related to patents, copyrights or other intellectual property rights;



     - developments related to regulatory matters;



     - developments related to patent litigation; and



     - developments in our relationships with customers, distributors and suppliers.



     In the third quarter of 1997 and the second and third quarters of 2001, we announced revenue and operating results below expectations of securities analysts and investors, resulting in a decrease in the market price of our common stock. In addition, in recent years the stock market in general, and the market for shares of high technology stocks in particular, have experienced extreme price fluctuations, which have often been unrelated to the operating performance of affected companies. There can be no assurance that the market price of our common stock will not experience significant fluctuations in the future, including fluctuations that are unrelated to our performance.



          RISKS RELATING TO THE PROPOSED MERGER WITH WESTERN MULTIPLEX



PROXIM STOCKHOLDERS WILL RECEIVE A FIXED NUMBER OF SHARES OF WESTERN MULTIPLEX COMMON STOCK REGARDLESS OF ANY CHANGES IN MARKET VALUE OF PROXIM OR WESTERN MULTIPLEX COMMON STOCK BEFORE COMPLETION OF THE MERGER.



     Upon completion of the merger, each share of Proxim common stock will be exchanged for 1.8896 shares of Western Multiplex common stock. The exchange ratio will not be adjusted for changes in the market price of Western Multiplex common stock or Proxim common stock. As a result, the specific dollar value of Western Multiplex common stock that Proxim stockholders will receive in the merger and that Western Multiplex stockholders will retain upon completion of the merger will depend on the market value of Western Multiplex common stock when the merger is completed, and may increase or decrease from the date you submit your proxy. The share prices of Western Multiplex common stock and Proxim common stock are subject to the general price fluctuations in the market for publicly traded equity securities and have experienced significant volatility. Stock price changes may result from a variety of factors that are beyond the control of Western Multiplex and Proxim, including changes in their businesses, operations and prospects, regulatory considerations and general market and economic conditions. Neither party is permitted to "walk away" from the merger solely because of changes in the market price of either party's common stock.



WESTERN MULTIPLEX AND PROXIM MAY NOT ACHIEVE THE BENEFITS THEY EXPECT FROM THE MERGER, WHICH MAY HAVE A MATERIAL ADVERSE EFFECT ON THE COMBINED COMPANY'S BUSINESS, FINANCIAL CONDITION AND OPERATING RESULTS AND/OR COULD RESULT IN THE LOSS OF KEY PERSONNEL.



     The combined company will need to overcome significant challenges in order to realize any benefits or synergies from the merger, including the timely, efficient and successful execution of a number of post-merger events, including:



     - integrating the operations of the two companies;



     - retaining and assimilating the key personnel of each company;



     - retaining existing customers of both companies and attracting additional customers;



     - retaining strategic partners of each company and attracting new strategic partners; and



     - creating uniform standards, controls, procedures, policies and information systems.



     The execution of these post-merger events will involve considerable risks and may not be successful. These risks include:



     - the potential disruption of the combined company's ongoing business and distraction of its management;



     - unanticipated expenses and potential delays related to integration of technology and other resources of the two companies;



     - the impairment of relationships with employees, suppliers and customers as a result of any integration of new management personnel; and



     - potential unknown liabilities associated with the merger and the combined operations.



     The combined company may not succeed in addressing these risks or any other problems encountered in connection with the merger.



FAILURE TO COMPLETE THE MERGER COULD RESULT IN PAYMENT OF A SUBSTANTIAL TERMINATION FEE, COULD CAUSE PROXIM'S STOCK PRICE TO DECLINE AND COULD HARM THE FUTURE BUSINESS AND OPERATIONS OF PROXIM.



     The merger agreement contains conditions that Proxim and Western Multiplex must meet in order to complete the merger. In addition, the merger agreement may be terminated by either Proxim or Western Multiplex under certain circumstances. If the merger is not completed, Proxim may be subject to the following material risks, among others:



     - Proxim may be obligated to pay Western Multiplex a termination fee of $9.5 million if the merger agreement is terminated in specified circumstances following the public announcement of a competing acquisition proposal involving Proxim;



     - If Proxim's stockholders fail to adopt the merger agreement in circumstances in which the termination fee described above would not be payable, Western Multiplex would be entitled to reimbursement of up to $1.5 million in fees and expenses in connection with the merger;



     - Proxim expects to incur significant costs associated with the merger, regardless of whether the merger is completed; and

     - The price of Proxim common stock may decline to the extent that the current market price of Proxim common stock reflects a market assumption that the merger will be completed.



     In addition, if the merger agreement is terminated and the board of directors of Proxim decides to seek another merger or business combination, Proxim may not find an equivalent or more attractive merger candidate.



THE MARKET PRICE OF THE COMBINED COMPANY'S COMMON STOCK MAY DECLINE AS A RESULT OF THE MERGER.



     The market price of the combined company's common stock may decline as a result of the merger for a number of reasons, including if:



     - the integration of the two companies is not completed in a timely and efficient manner;



     - the combined company does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial analysts, industry analysts or investors; or



     - the effect of the merger on the combined company's financial results is not consistent with the expectations of financial analysts, industry analysts or investors.



     Failure to complete the merger could harm Proxim's and/or Western Multiplex's stock price, future business and operations.



THE MERGER COULD HARM THE FINANCIAL RESULTS OF THE COMBINED COMPANY.



     Western Multiplex and Proxim expect to incur transaction costs of approximately $14 million in connection with the merger. If the benefits of the merger do not exceed the associated costs, including costs associated with integrating the two companies and dilution to Western Multiplex's and/or Proxim's stockholders resulting from the issuance of shares in connection with the merger, the combined company's financial results, including earnings per share, could be materially harmed.



SOME OF WESTERN MULTIPLEX'S AND PROXIM'S OFFICERS AND DIRECTORS HAVE CONFLICTS OF INTEREST THAT MAY INFLUENCE THEM TO SUPPORT OR APPROVE THE MERGER.



     The officers and directors of Western Multiplex and Proxim participate in arrangements that provide them with interests in the merger that are different from the stockholders of Western Multiplex and Proxim, including, among others, the following:



     - David C. King, Proxim's Chairman, President and Chief Executive Officer, has entered into an employment agreement with Western Multiplex that provides for the grant of options to purchase shares of the combined company and the terms and conditions of his employment as President and Chief Operating Officer of the combined company, including certain change of control severance benefits;



     - the issuance of shares in the merger will increase the number of shares of outstanding Western Multiplex common stock and is expected to result in greater share trading volume, which will affect the Rule 144 volume limitations that apply to Western Multiplex's affiliates, including Western Multiplex's stockholders affiliated with Ripplewood Holdings L.L.C., who collectively will beneficially own approximately 27% of the combined company's common stock and two of whose officers are current directors of Western Multiplex, and which may help facilitate any broader transfer of shares by these affiliates;



     - as a result of the merger, 900,000 unvested options held by Jonathan N. Zakin, Western Multiplex's Chairman and Chief Executive Officer, to acquire shares of Western Multiplex will vest and become fully exercisable and 237,500 unvested options held by David C. King to acquire shares of Proxim common stock will vest and become fully exercisable;



     - in addition to Mr. King's employment arrangements, six officers of Proxim have change of control severance agreements which provide for acceleration of their stock options and severance packages if they are terminated without cause or constructively discharged during the 24 months following the closing of the merger;



     - four of Western Multiplex's executive officers will receive severance packages and acceleration of their stock options in connection with their departure following the closing of the merger;



     - three directors from each company's board of directors, including Messrs. Zakin and King, will become members of the board of directors of the combined company;



     - unvested options issued under two of Proxim's stock option plans will accelerate in part upon completion of the merger; and



     - the combined company will indemnify each present and former Western Multiplex and Proxim officer and director as well as affiliates of Ripplewood Holdings L.L.C. against liabilities arising out of such person's services as an officer or director and the transactions contemplated by the merger agreement, and Western Multiplex will maintain Proxim's officers' and directors' liability insurance to cover any such liabilities for the next six years.



     The receipt of compensation or other benefits in the merger, or the continuation of indemnification arrangements for current directors of Western Multiplex and Proxim following completion of the merger, may influence these directors in making their recommendation that you vote in favor of the adoption of the merger agreement.



SALES OF WESTERN MULTIPLEX AND PROXIM PRODUCTS COULD DECLINE IF CUSTOMER RELATIONSHIPS ARE DISRUPTED BY THE MERGER.



     The merger may have the effect of disrupting customer relationships. Western Multiplex and Proxim customers may not continue their current buying patterns during the pendency of, and following, the merger. Customers may defer purchasing decisions as they evaluate the likelihood of successful integration of the combined company or may instead purchase products of competitors. Any significant delay or reduction in orders for Western Multiplex or Proxim products could cause sales of the combined company's products to decline.



DURING THE PENDENCY OF THE MERGER, WESTERN MULTIPLEX AND PROXIM MAY NOT BE ABLE TO ENTER INTO A MERGER OR BUSINESS COMBINATION WITH ANOTHER PARTY AT A FAVORABLE PRICE BECAUSE OF RESTRICTIONS IN THE MERGER AGREEMENT.



     Covenants in the merger agreement may impede the ability of Western Multiplex or Proxim to make acquisitions or complete other transactions that are not in the ordinary course of business pending completion of the merger. As a result, if the merger is not consummated, the parties may be at a disadvantage to their competitors. In addition, while the merger agreement is in effect and subject to very narrowly defined exceptions, each party is prohibited from soliciting, initiating, encouraging or entering into certain extraordinary transactions, such as a merger, sale of assets or other business combination outside the ordinary course of business, with any third party. Any such transactions could be favorable to such party's stockholders.



BOTH COMPANIES MAY BE SUBJECT TO ADVERSE REGULATORY CONDITIONS.



     A condition to completing the merger is the termination or expiration of the waiting period under the Hart-Scott-Rodino Act. Proxim cannot assure you that the Department of Justice or Federal Trade Commission will not try to prevent the merger or seek to impose restrictions or conditions on the combined company as a condition of their not challenging the merger. Depending on the nature of any restrictions or conditions, these restrictions or conditions may jeopardize or delay completion of the merger, or lessen the anticipated benefits of the merger.

FUTURE OPERATING RESULTS OF THE COMBINED COMPANY COULD BE ADVERSELY AFFECTED AS A RESULT OF PURCHASE ACCOUNTING TREATMENT AND THE IMPACT OF AMORTIZATION AND IMPAIRMENT OF INTANGIBLE ASSETS RELATING TO THE MERGER.



     In accordance with generally accepted accounting principles, Western Multiplex will account for the merger using the purchase method of accounting. Under the purchase method of accounting, Western Multiplex will record the market value of the Western Multiplex common stock issued in connection with the merger, the fair value of the options to purchase Proxim common stock that become options to purchase Western Multiplex common stock and the amount of direct transaction costs as the cost of combining with Proxim. Western Multiplex will allocate that cost of the individual assets acquired and liabilities assumed,including various identifiable intangible assets (such as acquired technology and acquired trademarks and trade names) and to in-process research and development, based on their respective fair values at the date of the completion of the merger. Intangible assets will be required to be amortized prospectively over their estimated useful lives. The purchase price will also be allocated to deferred compensation, based on the portion of the intrinsic value of the unvested Proxim options assumed by Western Multiplex to the extent that service is required after completion of the merger in order to vest. Any excess of the purchase price over those fair market values will be accounted for as goodwill. Western Multiplex will not be required to amortize goodwill against income but goodwill will be subject to periodic reviews for impairment. If Western Multiplex is required to recognize an impairment charge, the charge will negatively impact reported earnings in the period of the charge.



               ADDITIONAL RISKS RELATING TO THE COMBINED COMPANY


                         FOLLOWING THE PROPOSED MERGER



SHARES ELIGIBLE FOR FUTURE SALE, INCLUDING SHARES OWNED BY THE PRINCIPAL STOCKHOLDERS OF WESTERN MULTIPLEX, MAY CAUSE THE MARKET PRICE OF THE COMBINED COMPANY'S COMMON STOCK TO DROP SIGNIFICANTLY, EVEN IF THE COMBINED COMPANY'S BUSINESS IS DOING WELL.



     The potential for sales of substantial amounts of the combined company's common stock into the public market after the merger may adversely affect the market price of the combined company's common stock. After the merger is completed, the combined company would have approximately 118,219,592 shares of common stock outstanding based on the number of shares of Proxim common stock and Western Multiplex common stock outstanding as of January 28, 2002. Of these shares, approximately 32 million will be held by affiliates of Ripplewood Holdings L.L.C. and an aggregate of approximately 8.5 million will be held by Jonathan Zakin, who is the Chairman and Chief Executive Officer of Western Multiplex, and Michael Seedman, who is currently a director of Western Multiplex, and their respective affiliates. The shares of the combined company's common stock held by these stockholders will be "restricted securities" within the meaning of Rule 144 under the Securities Act and will be eligible for resale subject to the volume, manner of sale, holding period and other limitations of Rule 144 or in a registered offering. In the event that the affiliates of Ripplewood Holdings L.L.C. distribute shares that they hold to their members and partners that are not affiliates of the combined company, those distributed shares could be immediately sold without regard to any volume limitations. However, in connection with the execution of the merger agreement, the affiliates of Ripplewood Holdings L.L.C. that hold shares of Western Multiplex common stock entered into a stockholders agreement with Western Multiplex that will result in limitations on their ability to transfer their shares, including distributions to members and partners, for a limited period of time and will provide registration rights with respect to their shares. In general, these limitations will permit transfers of at least five million shares during the first 30 days after the merger and, during each subsequent 30-day period prior to the expiration of the limitations will permit transfers of an additional number of shares equal to the average weekly trading volume in the combined company's common stock during the prior four-week period.



     In addition to outstanding shares eligible for sale, as of January 16, 2002, the date the merger agreement was signed, options and warrants to acquire 10,340,000 shares of common stock of Western Multiplex and 9,758,641 shares of common stock of Proxim were outstanding. Also, as of January 16, 2001, the date the merger agreement was signed, approximately an additional 3,515,512 million shares of Western Multiplex common stock and 5,583,723 shares of Proxim common stock were reserved for issuance to employees of Western Multiplex and Proxim under their existing stock option plans.



THE COMBINED COMPANY'S REVENUE MAY DECLINE AND ITS PROFITABILITY MAY BE THREATENED IF THE DEMAND FOR WIRELESS SERVICES IN GENERAL AND BROADBAND WIRELESS ACCESS SYSTEMS IN PARTICULAR DOES NOT CONTINUE TO GROW.



     The combined company's success is dependent on the continued trend toward wireless telecommunications and data communications services. If the rate of growth slows and service providers reduce their capital investments in wireless infrastructure or fail to expand into new geographic markets, the combined company's revenue may decline. Unlike some competitors such as Agere, Alcatel, Cisco, Intel, Linksys and Nortel, among others, the principal product offerings of Proxim and Western Multiplex rely on wireless technologies. Accordingly, the combined company would experience a greater impact from a decline in the demand for wireless services than some of our most important competitors. In addition, wireless access solutions are unproven in the marketplace and some of the wireless technologies, such as Western Multiplex's Tsunami point-to-multipoint technology and Proxim's 802.11a and HomeRF 2.0 technologies in which Western Multiplex and Proxim are currently investing substantial capital, have only been commercially introduced in the last few years. If wireless access technology turns out to be unsuitable for widespread commercial deployment, it is unlikely the combined company could generate enough sales to sustain profitability. The following are factors that Western Multiplex and Proxim believe are key to the success or failure of broadband wireless access technology:



     - its reliability and security and the perception by end-users of its reliability and security;



     - its capacity to handle growing demands for faster transmission of increasing amounts of data, voice and video;



     - the availability of sufficient frequencies for network service providers to deploy products at commercially reasonable rates;



     - its cost-effectiveness and performance compared to other forms of broadband access, whose prices and performance continue to improve;



     - its suitability for a sufficient number of geographic regions; and



     - the availability of sufficient site locations for network service providers to install products at commercially reasonable rates.



     Western Multiplex has experienced the effects of many of the factors listed above in interactions with customers selecting wireless versus wire line technology. For example, because of the frequency with which individuals using cellular phones experience fading or a loss of signal, customers often hold the perception that all broadband wireless technologies will have the same reliability constraints even though the wireless technology Western Multiplex uses does not have the same problems as cellular phones. In some geographic areas, because of adverse weather conditions that affect wireless transmissions, but not wire line technologies, Western Multiplex is not able to sell products as successfully as competitors with wire line technology. In addition, future legislation, legal decisions and regulation relating to the wireless telecommunications industry may slow or delay the deployment of wireless networks. The combined company also may lose customers to different types of wireless technologies. For example, Western Multiplex has only a limited offering of products that operate in licensed radio spectrums. Some customers, however, may want to operate in licensed radio spectrums because they sometimes offer less interference than license free radio spectrums or have other advantages.



THE COMBINED COMPANY'S BUSINESS WILL DEPEND ON RAPIDLY EVOLVING
TELECOMMUNICATIONS AND INTERNET INDUSTRIES.



     The combined company's future success is dependent upon the continued growth of the data communications and wireless industries, particularly with regard to Internet usage. The global data communications and

Internet industries are evolving rapidly and it is difficult to predict potential growth rates or future trends in technology development. There can be no assurance that the deregulation, privatization and economic globalization of the worldwide telecommunications market that has resulted in increased competition and escalating demand for new technologies and services will continue in a manner favorable to the combined company or its business strategies. In addition, there can be no assurance that the growth in demand for wireless and Internet services, and the resulting need for high speed or enhanced data communications products and wireless systems, will continue at its current rate or at all.



WESTERN MULTIPLEX CURRENTLY DERIVES A SUBSTANTIAL PORTION OF ITS REVENUE FROM A LIMITED NUMBER OF DISTRIBUTORS. THEREFORE, A DECREASE OR LOSS IN BUSINESS FROM ANY OF THEM MAY CAUSE A SIGNIFICANT DELAY OR DECLINE IN THE REVENUE OF THE COMBINED COMPANY AND COULD HARM ITS REPUTATION.



     Western Multiplex currently generates a significant amount of revenue from a limited number of distributors. The loss of business from any of these distributors or the delay of significant orders from any of them, even if only temporary, could significantly reduce the combined company's revenue, delay recognition of revenue, harm its reputation or reduce its ability to accurately predict cash flow. For the year ended December 31, 2000, approximately 34% of Western Multiplex's revenue was derived from three distributors, and approximately 21% of its revenue was derived from one of the three distributors. Western Multiplex does not have long-term contracts with any of these distributors. While the combined company will have a more diversified and expansive customer base, the future success of the combined company will depend significantly on the timing and size of future purchase orders, if any, from a limited number of distributors.



BROADBAND WIRELESS ACCESS SOLUTIONS HAVE SOME DISADVANTAGES AND LIMITATIONS AS COMPARED TO OTHER ALTERNATIVE BROADBAND ACCESS SOLUTIONS THAT MAY PREVENT WIDESPREAD ADOPTION, WHICH COULD HURT THE COMBINED COMPANY'S PROFITABILITY AND PROSPECTS.



     Broadband wireless access solutions, including point-to-point and point-to-multipoint systems, compete with other high-speed access solutions such as digital subscriber lines, cable modem technology, fiber optic cable and other high-speed wire line and satellite technologies. If the market for the combined company's point-to-point and point-to-multipoint solutions fails to develop or develops more slowly than we expect due to this competition, the combined company's sales opportunities and profitability will be harmed. Many of these alternative technologies can take advantage of existing installed infrastructure and are generally perceived to be reliable and secure. As a result, they have already achieved significantly greater market acceptance and penetration than point-to-point and point-to-multipoint broadband wireless access technologies. Moreover, current point-to-point and point-to-multipoint broadband wireless access technologies have inherent technical limitations that may inhibit their widespread adoption in many areas, including the need for line-of-sight installation and, in the case of operating frequencies above 11 GHz, reduced communication distance in bad weather.



     Proxim and Western Multiplex expect point-to-point and point-to-multipoint broadband wireless access technologies to face increasing competitive pressures from both current and future alternative technologies. In light of these factors, many service providers may be reluctant to invest heavily in broadband wireless access solutions.



BROADBAND WIRELESS ACCESS PRODUCTS REQUIRE A DIRECT LINE-OF-SIGHT, WHICH MAY LIMIT THE ABILITY OF SERVICE PROVIDERS TO DEPLOY THEM IN A COST-EFFECTIVE MANNER AND COULD HARM OUR SALES.



     Because of line-of-sight limitations, service providers often install broadband wireless access equipment on the rooftops of buildings and on other tall structures. Before undertaking these installations, service providers must generally secure roof rights from the owners of each building or other structure on which the equipment is to be installed. The inability to easily and cost-effectively obtain roof rights may deter customers from choosing to install broadband wireless access equipment, which could have an adverse effect on the combined company's sales.

AFFILIATES OF RIPPLEWOOD HOLDINGS L.L.C. WILL BENEFICIALLY OWN A SIGNIFICANT PERCENTAGE OF THE COMBINED COMPANY'S COMMON STOCK, WHICH WILL ALLOW THEM TO SIGNIFICANTLY INFLUENCE MATTERS REQUIRING SHAREHOLDER APPROVAL AND COULD DISCOURAGE POTENTIAL ACQUISITIONS OF THE COMBINED COMPANY.



     Immediately after the merger, affiliates of Ripplewood Holdings L.L.C. will together control approximately 27% of the combined company's outstanding common stock. These stockholders will be able to exert significant influence over actions requiring the approval of the combined company's stockholders, including many types of change of control transactions and any amendments to the combined company's certificate of incorporation. The interests of the affiliates of Ripplewood Holdings L.L.C. may be different than other stockholders of the combined company. In addition, the significant ownership percentage of affiliates of Ripplewood Holdings L.L.C. could have the effect of delaying or preventing a change of control of the combined company or otherwise discourage a potential acquiror from obtaining control of the combined company.


                                USE OF PROCEEDS

     Proxim will not receive any of the proceeds from the sale of the shares offered by this prospectus. All proceeds from the sale of the shares offered hereby will be for the account of the selling stockholders, as described below. See "Selling Stockholders" and "Plan of Distribution."

                              SELLING STOCKHOLDERS

     The following table sets forth as of the date of this prospectus, the names of the selling stockholders, the number of shares of Common Stock that each selling stockholder owns, the number of shares of Common Stock owned by each selling stockholder that may be offered for sale from time to time by this prospectus, and the number of shares of Common Stock to be held by each selling stockholder assuming the sale of all the Common Stock offered hereby.

     Each selling stockholder may transfer shares owned by him by gift, and upon any such transfer the donee would have the same right of sale as the selling stockholder.

     The shares being offered by the selling stockholders were acquired in connection with our acquisition of Card Access, Inc., a Utah corporation, in August 2001. We may amend or supplement this prospectus from time to time to update the disclosure set forth herein.

                                                    SHARES BENEFICIALLY                SHARES BENEFICIALLY
                                                        OWNED PRIOR         NUMBER         OWNED AFTER
                                                       TO OFFERING(1)      OF SHARES       OFFERING(1)
                                                    --------------------     BEING     --------------------
NAME OF SELLING STOCKHOLDER                          NUMBER     PERCENT     OFFERED     NUMBER     PERCENT
---------------------------                         --------   ---------   ---------   --------   ---------
Martin D. Eastwood................................   58,138        *        58,138       --           *
Richard C. Ray....................................   58,138        *        58,138       --           *
Bryan L. Davies...................................   58,138        *        58,138       --           *
James A. Stout....................................   58,138        *        58,138       --           *
Raymond G. Ivins..................................   58,138        *        58,138       --           *
Jonathan L. Rhees.................................   58,138        *        58,138       --           *
Kent L. Hansen....................................   58,138        *        58,138       --           *
Quinn L. Kunz.....................................    8,800        *         8,800       --           *
Nathan A. Mueller.................................    8,800        *         8,800       --           *
Walter L. Yorgason................................    8,800        *         8,800       --           *
Brady V. Brown....................................    4,400        *         4,400       --           *
Joseph S. Bryan...................................    2,228        *         2,228       --           *

---------------

 *  Less than 1%.


(1) Based on 31,376,400 shares outstanding as of January 28, 2002.

                              PLAN OF DISTRIBUTION

     The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. The selling stockholders will act independently of Proxim in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may sell the shares being offered hereby on the Nasdaq National Market, or otherwise, at prices and under terms then prevailing or at prices related to the then current market price, at varying prices or at negotiated prices. The shares offered hereby may be sold, without limitation, by one or more of the following means of distribution: (a) a block trade in which the broker-dealer so engaged will attempt to sell such shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;
(c) an over-the-counter distribution in accordance with the rules of the Nasdaq National Market; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (e) in privately negotiated transactions. To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution.

     In connection with distributions of the shares offered hereby or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of Proxim's common stock in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell Proxim's common stock short and deliver the shares offered hereby to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered hereby, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may also pledge the shares offered hereby to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction). In addition, any shares offered hereby that qualify for sale pursuant to Rule 144 may, at the option of the holder thereof, be sold under Rule 144 rather than pursuant to this prospectus.

     Any broker-dealer participating in such transactions as agent may receive commissions from the selling stockholder and/or purchasers of the shares offered hereby (and, if it acts as agent for the purchaser of such shares, from such purchaser). Usual and customary brokerage fees will be paid by the selling stockholder. Broker-dealers may agree with the selling stockholder to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the selling stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling stockholder. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve cross and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales, may pay to or receive from the purchasers of such shares commissions computed as described above.

     To comply with the securities laws of certain states, if applicable, the shares offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares offered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of the shares offered hereby in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares offered hereby. The selling stockholders may indemnify any broker-dealer than participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

     At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

                   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our Bylaws limit the liability of our directors and officers for expenses to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability (i) for any breach of their duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived an improper personal benefit.

     Our Certificate of Incorporation provides that we must indemnify our directors and may indemnify our other officers, employees and agents to the fullest extent permitted by law.

     We have entered into agreements to indemnify our directors and officers, in addition to indemnification provided for in our Bylaws. These agreements, among other things, indemnify our directors and officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Proxim, arising out of such person's services as a Proxim director or officer, any subsidiary of Proxim or any other company or enterprise to which the person provides services at our request.

     Proxim's Bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the Bylaws would permit indemnification. We also maintain an insurance policy insuring our directors and officers against liability for certain acts and omissions while acting in their official capacities.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Proxim pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                                 LEGAL MATTERS


     Certain legal matters relating to the validity of the securities offered hereby will be passed upon for Proxim by Wilson Sonsini Goodrich & Rosati, Professional Corporation ("WSGR"), Palo Alto, California. Certain members of WSGR beneficially own approximately 3,694 shares of Proxim's common stock and options to purchase an aggregate of approximately 34,666 shares of Proxim's common stock.


                                    EXPERTS

     The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Proxim, Inc. for the year ended December 31, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 439,994 SHARES

                                  PROXIM, INC.

                                  COMMON STOCK

                                   ----------

                                   PROSPECTUS

                                   ----------


                                             , 2002


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The Registrant will pay all expenses incident to the offering and sale to the public of the shares being registered other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes. Such expenses are set forth in the following table. All of the amounts shown are estimates except for the Securities and Exchange Commission ("SEC") registration fee.

SEC Registration Fee........................................  $ 1,000.00
Accounting fees and expenses................................    5,000.00
Legal fees and expenses.....................................   10,000.00
Miscellaneous...............................................    5,000.00
                                                              ----------
          Total.............................................  $21,000.00
                                                              ==========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Registrant's Bylaws limit the liability of its directors and officers for expenses to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability (i) for any breach of their duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived an improper personal benefit.

     The Registrant's Certificate of Incorporation provides that the Registrant must indemnify its directors and may indemnify its other officers, employees and agents to the fullest extent permitted by law.

     The Registrant has entered into agreements to indemnify its directors and officers, in addition to indemnification provided for in its Bylaws. These agreements, among other things, indemnify its directors and officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the Registrant, arising out of such person's services as a director or officer of the Registrant, any subsidiary of the Registrant or any other company or enterprise to which the person provides services at the Registrant's request.

     The Registrant's Bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the Bylaws would permit indemnification. The Registrant also maintains an insurance policy insuring the Registrant's directors and officers against liability for certain acts and omissions while acting in their official capacities.

ITEM 16.  EXHIBITS


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
   5.1*   Opinion of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation
  23.1*   Consent of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation (included in Exhibit 5.1)
  23.2    Consent of PricewaterhouseCoopers LLP, independent
          accountants
  23.3    Consent of Arthur Andersen LLP, independent public
          accountants
  24.1*   Power of Attorney (contained on Page II-4)


---------------
Notes

* Previously Filed

ITEM 17.  UNDERTAKINGS

     A.  The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by section 10(a)(3) of the Securities Act;
     (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b), if, the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that (i) and (ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by (i) and (ii) is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     B. Undertaking Regarding Filings Incorporating Subsequent Exchange Act Documents by Reference.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     C.  Undertaking Regarding Indemnification.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     D.  Undertaking Regarding Registration Statement Permitted by Rule 430A.

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon

     Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable cause to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on February 14, 2002.


                                          PROXIM, INC.

                                          By:      /s/ KEITH E. GLOVER
                                            ------------------------------------
                                                      Keith E. Glover
                                               Vice President of Finance and
                                                        Administration
                                                and Chief Financial Officer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on behalf of the Registrant on February 14, 2002.


                       SIGNATURE                                              TITLE
                       ---------                                              -----



                           *                                  President and Chief Executive Officer
--------------------------------------------------------   (Principal Executive Officer), Chairman of
                     David C. King                                   the Board of Directors




                           *                                                Director
--------------------------------------------------------
                      Raymond Chin




                           *                                                Director
--------------------------------------------------------
                    Leslie G. Denend




                           *                                                Director
--------------------------------------------------------
                    Jeffrey D. Saper




                  /s/ KEITH E. GLOVER                             Vice President of Finance and
--------------------------------------------------------   Administration, Chief Financial Officer and
                    Keith E. Glover                                     Attorney-in-Fact




                * By:/s/ KEITH E. GLOVER
--------------------------------------------------------
                    Keith E. Glover
                  As Attorney-in-Fact

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
   5.1*   Opinion of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation
  23.1*   Consent of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation (included in Exhibit 5.1)
  23.2    Consent of PricewaterhouseCoopers LLP, independent
          accountants
  23.3    Consent of Arthur Andersen LLP, independent public
          accountants
  24.1*   Power of Attorney (contained on Page II-4)


---------------

* Previously Filed